Leading Brands, Inc.
Management’s Discussion & Analysis
For the year ended February 28, 2011

May 25, 2011

The following information should be read in conjunction with the Company’s February 28, 2011 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The material differences between Canadian and US GAAP are discussed in Note 18 of the Company’s annual consolidated financial statements.

In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

Leading Brands and its subsidiaries are involved in the development, production, marketing and distribution of the Company’s branded and licensed beverage brands.

The Company sells branded and licensed beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and grocery chains. Its principal product lines include juices and other premium beverages. The Company’s bottling plant provides bottling services for the Company’s own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

Risks Related To Our Business

The Company is vulnerable to exchange rate fluctuations

Our operations are carried out primarily in Canada and in the United States. The Company purchases certain raw materials and goods, priced in U.S. dollars, for resale in Canada and also sells certain products, manufactured in Canada, into the United States. As a result, the Company is vulnerable to exchange rate fluctuations and it does not presently use any financial instruments to hedge foreign currency fluctuations. A significant increase in the value of the U.S. dollar in relation to the Canadian dollar would negatively impact our earnings.

The Company uses a limited number of suppliers

The Company relies on a limited number of suppliers for certain raw materials. While other sources of supply do exist for these materials, an unexpected disruption in supply or an increase in pricing would have a negative impact on production and our earnings.

The Company depends on exclusive distribution contracts

The Company holds exclusive distribution contracts for Canada with certain suppliers. If certain of these distribution contracts were terminated, it could have a negative impact on our earnings. We cannot assure you that these contracts will be renewed or extended upon their expiration, and even if they are renewed, we cannot be certain that renewal will be granted on the same terms as those currently in effect. Termination, non-extension or non-renewal of any of the contracts would have a material adverse effect on our business, financial condition and results of operation.

The Company relies on independent distributors

We rely on the distribution services of independent distributors in order to distribute and sell some of our beverage products to retailers and consumers. If certain of these distributors were to stop distributing our products, it would have a negative impact on our earnings.

The Company is exposed to varying degrees of competition

Increased consolidations of our competitors with and into larger companies, increased market place competition, and more competitive product and pricing pressures could impact the Company’s earnings, market share and volume growth. This competition is likely to continue, and we cannot assure you that it will not intensify in the future which could materially and adversely affect our financial condition and results of operations.

Changes in the nonalcoholic beverages business environment could adversely affect our financial results

The nonalcoholic beverages business environment is constantly evolving as a result of, among other things, changes in consumer preferences, including changes based on health and nutrition considerations, shifting consumer tastes and needs, changes in consumer lifestyles and competitive product and pricing pressures. If we are unable to successfully adapt to this constantly changing environment, our earnings and sales could be negatively affected.

Changes in laws and regulations could negatively affect our operations

The Company is subject to various laws and regulations, and changes in such laws and regulations could have a negative impact on our operations. For example:

The Company has significant tax loss carry forwards available, and a change in legislation affecting these losses could negatively impact future earnings;
Changes in environmental laws affecting beverage containers could add costs to the Company’s operations and/or could decrease consumer demand for the Company’s products; and,

Changes in laws and regulations, such as those of the U.S. Food and Drug Administration or Canadian Food Inspection Agency, could affect the way in which our products are marketed and produced which could have a negative impact on our production and our earnings.

The Company depends on protections afforded by trademarks and copyrights

The Company holds a number of trademarks and copyrights relating to certain significant products. We rely on trademark laws and contractual provisions to protect these trademarks and copyrights, and there can be no assurance that other third parties will not infringe or misappropriate our trademarks and copyrights. If we lose some or all of our intellectual property rights, our business may be materially adversely affected.

The Company is vulnerable to operating losses

Historically, the Company has had periods of unprofitable operations. The Company’s bottling operations are relatively capital intensive and in periods of low volumes, such as during seasonal fluctuations, fixed costs can result in operating losses.

Increases in costs and/or shortages of raw materials and/or ingredients could harm our business

The principal raw materials used by us are juice concentrates and sugar, the costs of which are subject to fluctuations. We are uncertain whether the prices of any of the above or any other raw materials or ingredients, may rise in the future. We are unsure whether we will be able to pass any of such increases on to our customers. We generally do not use hedging agreements or alternative instruments to manage the risks associated with securing sufficient ingredients or raw materials. In addition, some of these raw materials are available from a limited number of suppliers.

Our failure to accurately estimate demand for our products could adversely affect our business and financial results.

We may not correctly estimate demand for our products. Our ability to estimate demand for our products is imprecise, particularly with new products, and may be less precise during periods of rapid growth, particularly in new markets. If we materially underestimate demand for our products or are unable to secure sufficient ingredients or raw materials, we might not be able to satisfy demand on a short-term basis. Moreover, industry-wide shortages of certain raw materials could, from time to time in the future, be experienced. Such shortages could interfere with and/or delay production of certain of our products and could have a material adverse effect on our business and financial results. We generally do not use hedging agreements or alternative instruments to manage this risk.

A significant portion of the Company’s revenue is derived from certain major customers

The Company derives a substantial portion of its revenue from certain major customers, with the largest customer contributing 73% of our total revenue and the ten largest customers comprising 86% of revenue. The loss of certain major customers would have a negative impact on earnings.

The Company depends on key management employees

Our business is dependent upon the continued support of existing senior management, including Ralph D. McRae, who is the Chairman, President and Chief Executive Officer and a director of the Company. Mr. McRae has been with Leading Brands since March 1996, and he has been responsible for our business planning, corporate and brand initiatives and financings. The loss of Mr. McRae, or any key members of our existing management, could adversely affect our business and prospects. There may be a limited number of personnel with the requisite skills to serve in these positions and we may be unable to locate or employ such qualified personnel on acceptable terms.

Possible conflicts of interest may arise with our directors, officers, and other members of management

Certain of our directors, officers, and other members of management presently serve as directors, officers, promoters or members of management of other companies, and therefore it is possible that a conflict may arise between their duties to Leading Brands and their duties to such other companies. All such conflicts will be disclosed in accordance with the provisions of applicable corporate legislation and directors and officers will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

The Company relies on credit facilities that may not be renewed

The Company has credit facilities that are renewed annually in order to make sure that sufficient funds are available to meet its financial needs. There is a risk that these credit facilities will not be renewed by the existing lender and that the Company would then be required to seek an alternative source of financing.

Instability in the supply of utility services and oil prices may adversely impact our results of operations

Our operations depend on a stable supply of utilities and fuel for our distribution. As a result of recent economic instability, we cannot assure you that such instability will not impair our ability to procure required utility services or fuel in the future which could adversely impact our financial results or operations. Fluctuations in oil prices have adversely affected our cost of energy and transportation and we expect that they will continue to do so in the future.

Litigation or legal proceedings could expose us to significant liabilities and thus negatively affect our financial results

We are a party, from time to time, to various litigation claims and legal proceedings. Defending such proceedings could result in significant ongoing expenditures and the continued diversion of our management’s time and attention from the operation of our business, which could have a negative effect on our business operations. Our failure to successfully defend or settle any litigation or legal proceedings could result in liability that, to the extent not covered by our insurance, could have a material adverse effect on our financial condition, revenue and profitability, and could cause the market value of our common shares to decline.

Other risks related to our business that may affect our sales and earnings

Whether the Company’s marketing programs are effective and successful, especially for newer brands;
Changes in consumer tastes and preferences and market demand for new and existing products;
Changes in general economic and business conditions; and
Adverse weather conditions, which could reduce demand for the Company’s beverage products, sales of which are negatively affected by cooler temperatures.

Risks Related To Our Industry

The Company competes with large companies with greater resources

Leading Brands competes, to some degree, with other larger companies in the beverage industry. Some of these competitors have substantially greater marketing, cash, distribution, production, technical and other resources than the Company. We cannot assure you that such competition will not intensify in the future which could materially and adversely affect our financial condition and operations.

Our industry is subject to various regulations and we must be in compliance with current and changing rules and regulations

The production and marketing of our beverages, including contents, labels, caps and containers, are subject to the rules and regulations of various federal, provincial, state and local health agencies. If a regulatory authority finds that a current or future product or production run is not in compliance with any of these regulations, we may be fined, or production may be stopped, thus adversely affecting our financial condition and operations. Similarly, any adverse publicity associated with any non-compliance may damage our reputation and our ability to successfully market our products.

Significant additional labeling or warning requirements may inhibit sales of affected products

Regulatory or governmental authorities may seek to adopt significant additional product labeling or warning requirements relating to the chemical content or perceived adverse health consequences of certain of our products. These types of requirements, if they become applicable to one or more of our products under current or future environmental or health laws or regulations may inhibit sales of such products.

Selected Annual Information

In the year ended February 28, 2011, the Company improved its gross margin percentages from 34.4% to 38.3% over the prior year, and improved its net income before stock based compensation by 17.4% to $1,675,430 in the current year from $1,427,298 in the prior year.

In the year ended February 28, 2010, the Company improved its gross margin percentages from 24.0% to 34.4% over the prior year.

	Year Ended	Year Ended	Year Ended
	Feb. 28, 2011	Feb. 28, 2010	Feb. 28, 2009

Net sales / operating revenue	$18,909,031	$20,526,233	$28,195,650

Net income (loss)	$556	$ 1,177,856	($5,667,238)

Net income (loss) per share	$0.00	$0.30	($1.42)

Total assets	$15,966,222	$17,762,846	$19,400,434

Long-term Obligations	$1,628,412	$2,596,069	$3,808,986

Cash dividends declared per common share	Nil	Nil	Nil

During the year, the Company reclassified amounts from selling, general and administration to cost of sales. The comparatives were reclassified to conform with the current year’s presentation.

As a result of the reclassification, cost of sales increased for the year ended February 28, 2010 by $2,137,817 (2009 - $2,367,268) from $11,317,750 (2009 - $19,071,688) to $13,455,567 (2009 - $21,438,956) while selling, general and administration decreased by the same amount from $6,354,825 (2009 - $9,892,150) to $4,217,008 (2009 - $7,524,881). The effect on this reclassification on total margin percentage was a decrease for the year ended February 28, 2010 from 44.9% (2009 - 32.4%) to 34.4% (2009 – 24.0%) .

Results of Operations

Sales

Revenue	Year ended February 28, 2011	Year ended February 28, 2010	Change
Manufactured Products	$ 18,468,208	$ 19,796,053	($ 1,327,845)

Purchased Products	$ 1,580,734	$ 2,376,620	($ 795,886)
Total Gross Revenue	$ 20,048,942	$ 22,172,673	($ 2,123,731)
Discounts, Allowances and Rebates	($ 1,139,911)	($ 1,646,440)	$ 506,529
Net Revenue	$ 18,909,031	$ 20,526,233	($ 1,617,202)

Gross sales for the year ended February 28, 2011 were $20,048,942 compared to $22,172,673 for the previous fiscal year, representing a decrease of 9.6% . This decrease of $2,123,731 in gross sales for the year ended February 28, 2011 was the result of the following:

decreased revenues from manufactured products of $1,327,845 largely due to the Company focusing its efforts on areas that are more profitable; and
decreased sales of products that the Company purchases for resale of $795,886 due to the termination of a distribution agreement and reduced sales volumes.

Discounts, rebates and slotting fees for the year ended February 28, 2011 decreased $506,529 compared to the prior fiscal year as a result of lower discounts for products that the Company manufactures in the amount of $407,082 and lower discounts for products that the Company purchases for resale of $99,447.

Cost of Sales and Margin

Cost of Sales	Year ended February 28, 2011	Year ended February 28, 2010	Change
Manufactured Products	$ 10,525,742	$ 11,584,468	($ 1,058,726)
Purchased Products	$ 1,148,206	$ 1,871,099	($ 722,893)
Total	$ 11,673,948	$ 13,455,567	($ 1,781,619)

Note: Prior year amounts have been revised for comparative purposes as a result of the current year reclassification of certain SG&A expenses to Cost of Sales.

Cost of sales for the year ended February 28, 2011 was $11,673,948 compared to $13,455,567 for the previous fiscal year, representing a decrease of 13.2% . This decrease in cost of sales of $1,781,619 for the year ended February 28, 2011 was the result of the following:

decreased cost of sales from manufactured products of $1,058,726 largely due to the Company focusing its efforts on areas that are more profitable; and
lower cost of sales of products that the Company purchases for resale of $722,893 mostly due to the discontinuation of a distribution agreement and reduced sales volumes.

Margin	Year ended February 28, 2011	Year ended February 28, 2010	Change
Manufactured Products	$ 6,950,983	$ 6,813,020	$ 137,963
Purchased Products	$ 284,100	$ 257,646	$ 26,454
Total	$ 7,235,083	$ 7,070,666	$ 164,417
Margin percentage	38.3%	34.4%	3.9%

Note: Prior year amounts have been revised for comparative purposes as a result of the current year reclassification of certain SG&A expenses to Cost of Sales.

Margin for the year ended February 28, 2011 was $7,235,083 compared to $7,070,666 for the previous fiscal year, representing an increase in margin as a percentage of net sales of 3.9% . The increase in margin of $164,417 for the year ended February 28, 2011 was the net result of the following:

increased margin from manufactured products of $137,963 largely due to the Company focusing its efforts on areas that are more profitable; and
increased margin from products that the Company purchases for resale of $26,454 mostly due to the termination of one distribution agreement and lower discounts, allowances and rebates.

Selling, General and Administrative Expenses

For the year ended February 28, 2011, selling, general and administrative expenses increased $1,645,181 from $4,217,008 in the year ended February 28, 2010 to $5,862,189 in the year ended February 28, 2011 as a result of:

increased stock-based compensation expense of $1,425,433;
increased selling and marketing costs of $100,954; and
increased administration costs of $118,794.

Other Expenses and Recovery

Interest on long-term debt was lower due to lower interest rates and lower average borrowing levels. Interest on current debt was lower due to a declining trend in debt balance and lower interest rates.

In the year ended February 28, 2011, the Company recorded a gain of $158,960 relating to the termination of a distribution agreement and a long-standing liability settlement. No such contract settlements occurred during the year-ended February 28, 2010.

In the year ended February 28, 2011, the Company recorded interest income from bank balances of $15,997 compared to $5,066 in the prior fiscal year.

The Company recorded a non-cash income tax expense of $680,879 in the year ended February 28, 2011 relating to Canadian operations, as compared to a $735,133 expense in the prior fiscal year. Future income tax assets in other operating entities are offset by a valuation allowance.

Summary of Quarterly Results

	February 28		November 30		August 31		May 31
	2011	2010	2010	2009	2010	2009	2010	2009
Net sales / operating revenue	$4,036,304	$4,653,550	$3,869,736	$4,350,703	$5,866,609	$6,112,917	$5,136,382	$5,409,063
Net income (loss)	$ 94,816	$99,639	$46,588	$66,288	($549,072)	$809,455	$408,224	$202,474
Net income (loss) per share	$0.03	$0.03	$0.01	$0.02	($0.14)	$0.20	$0.10	$0.05
Net income (loss) per share, diluted	$0.03	$0.03	$0.01	$0.02	($0.14)	$0.20	$0.10	$0.05

In all quarters, income (loss) before extraordinary items and income (loss) per share before extraordinary items are the same as net income (loss) and net income (loss) per share respectively.

The performance in the first two quarters of the fiscal year is generally stronger due to the seasonal nature of the beverage business.

Liquidity and Capital Resources

As of February 28, 2011, the Company had working capital of $1,863,773 compared to working capital of $1,425,293 at the prior fiscal year end. The Company held $1,870,600 in cash account balances at February 28, 2011 compared with $1,899,386 at the prior fiscal year-end.

Considering the positive working capital position, including the cash on hand at February 28, 2011, available debt and other internal resources, the Company believes that it has sufficient working capital to continue operations for the next twelve months.

Cash provided by (used in):	Year ended February 28, 2011	Year ended February 28, 2010	Change
Operating activities	$ 3,292,062	$ 4,432,538	($ 1,140,476)
Investing activities	($ 597,762)	($ 338,549)	($ 259,213)
Financing activities	($ 2,723,133)	($ 2,894,706)	$ 171,573

For the year ended February 28, 2011, the cash generated from operating activities was primarily a result of the positive operating results, and, consistent with the prior fiscal year trend, reductions in inventory and accounts receivable as a result of lower sales volumes.

In the year ended February 28, 2011, greater cash was used for bottling equipment in the Edmonton plant as compared to the prior fiscal year.

Cash used for financing activities in the year ended February 28, 2011 decreased slightly in comparison to the prior fiscal year and was used for the purposes of long-term debt repayment and the repurchase of 344,026 shares.

The Company has a demand revolving operating bank loan with a credit limit of $3,500,000 (the “Revolving Facility”), subject to the availability of eligible collateral, with an interest rate of the Canadian prime rate of its lender plus 1.75 per annum. At February 28, 2011, the availability under the Revolving Facility, as determined by the amount of eligible collateral, was $661,000. The Company’s requirement for operating capital increases in the summer months due to increased sales and decreases in winter months due to decreased sales. The unused portion of the Revolving Facility is expected to accommodate those requirements as inventory and accounts receivable levels increase with sales volumes. The Company also has a term loan from the bank in the amount of $837,100 with an interest rate of the Canadian prime rate of its lender plus 1.25% per annum renewable in February 2012 (the “Term Loan”).

The Revolving Facility agreement contains four financial covenants: (i) a tangible net worth covenant; (ii) a current ratio covenant; (iii) a capital acquisition covenant; and (iv) a debt coverage covenant. The Company was in compliance with all covenants at February 28, 2011.

In the fiscal year ended February 28, 2011, the Company repaid capital loans totaling $481,364 and had $1,278,924 outstanding at February 28, 2011.

Other sources of financing are more fully described in Note 5 of the consolidated financial statements.

The Company generally maintains cash or cash equivalents in Canadian funds and does not use financial instruments for hedging purposes.

The Company has no material commitments for capital expenditures in the fiscal year ending February 28, 2012.

Tabular disclosure of contractual obligations

The following table presents our contractual obligations as of February 28, 2011:

	Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term Debt Obligations	$837,100	$67,933	$144,727	$157,642	$466,798

Capital (Finance) Lease Obligations	$1,278,925	$419,680	$591,520	$267,725	-

Operating Lease Obligations	$1,069,152	$648,356	$420,796	-	-
Purchase Obligations	-	-	-	-	-
Other Long-term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Interest – estimated (1)	$ 345,000	$104,000	$ 134,000	$ 54,000	$ 53,000
Total	$3,530,177	$1,239,969	$1,291,043	$479,367	$519,798

(1)	Since the interest rate on the majority of the Company’s debt is at floating interest rates based on prime, the interest amount above is estimated.

Off-Balance Sheet Arrangements

The Company is committed to operating leases for premises and equipment as disclosed in Note 10 of the consolidated financial statements. The payment obligations are as outlined in the note, and the amounts are expensed as operating expenses in the period the lease payments are made.

Related Party Transactions

The Company has not at any time during the period since the beginning of the last fiscal year to May 25, 2011 been a party to any material transactions in which any director or officer of the Company, or any relative or spouse, or any relative of any such spouse, has any direct or indirect material interest except as follows:

Companies with a director in common with the Company, supplied hotel and restaurant services in the amount of $4,070.
A company with a director in common with the Company, supplied consulting services in the amount of $84,000.

A company with a director in common with the Company, supplied the service of the President of the Company in the amount of $528,000.
A company with a director in common with the Company, supplied marketing consulting services in the amount of $74,200.
A company related by an officer in common with the Company, supplied the services of the officer in the amount of $239,118.

The Company believes that the services described above were provided to the Company on a basis not less favorable than would be provided to an unrelated third party.

Fourth Quarter

In the fourth quarter of the fiscal year ended February 28, 2011, the Company had lower gross revenues compared to the same quarter in the prior year principally due to lower co-pack volume due to one-time business provided to the Company in that quarter.

Critical Accounting Estimates

The Company’s annual financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences from United States accounting principles are disclosed in Note 18 in the notes to the annual financial statements. Some accounting policies have a significant impact on the amount reported in these financial statements. A summary of those significant accounting policies can be found in the Summary of Significant Accounting Policies in the annual financial statements. Note that the preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. The Company believes, as explained below, that the most critical accounting policies cover the following areas: goodwill; accounts receivable; inventory; revenue recognition; stock-based compensation and income taxes.

Goodwill

For the year ended February 28, 2009, following a detailed review of the fair value calculations, the Company decided to write off its goodwill asset as its market capitalization at February 28, 2009 no longer supported it. As a result, the goodwill asset was written down to zero for the year ended February 28, 2009. Goodwill was reduced by $3,353,543 with a corresponding expense for impairment write down of goodwill.

Accounts Receivable

Accounts receivable invoices are recorded when the products are delivered and title transfers to customers or when bottling services are performed and collection of related receivables is reasonably assured. The calculations for an allowance for uncollectible amounts require management judgment regarding the ability to collect the amounts due. Accounts receivable are presented net of an allowance for doubtful accounts in the amount of $24,227 at February 28, 2011. A 10% change in the estimates for doubtful accounts would not result in a material change to the financial statements.

Inventory

Raw materials and finished goods purchased for resale are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value. Finished goods, produced from manufacturing operations, are valued at the lower of standard cost, which approximates average cost of raw materials, direct labour and overhead and net realizable value. Errors in estimates in the standard cost calculations or obsolete inventory levels could result in adjustments to inventory values. At February 28, 2011, the inventory balance was presented net of a provision for obsolete inventory in the amount of $117,320. A 10% change in the estimates for provision of obsolete inventory would not result in a material change to the financial statements.

Revenue Recognition

Revenue on sales of products is recognized when the products are delivered and title transfers to customers. Revenues from the provision of manufacturing, bottling or other services are recognized when the services are performed and collection of related receivables is reasonably assured. The Company records shipping and handling revenue as a component of sales revenue. Incentives offered to customers including rebates, cash discounts, and volume discounts are recorded as a reduction of net sales when the sales are recognized. Slotting fees paid to various customers are recorded in prepaid expenses and amortized into sales discounts over 12 months from the date of the first sale to those customers.

Stock-based Compensation

Under Canadian GAAP, the Company has adopted the recommendations of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-based compensation and other stock-based payments.” Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Under U.S. GAAP, effective March 1, 2006, the Company adopted Accounting Standards Codification (“ASC”) 718 Share-Based Payment (“ASC 718”). ASC 718 requires the Company to recognize in the statement of operations the grant date fair value of share-based compensation awards granted to employees over the requisite service period. Compensation expense recognized reflects estimates of award forfeitures and any changes in estimates thereof are reflected in the period of change.

Under ASC 815-40-15 Derivatives and Hedging, non-employee stock options granted during the year ended February 28, 2011 met the criteria of a derivative instrument liability because they were exercisable in a currency other than the functional currency of the Company and thus did not meet the “fixed-for-fixed” criteria of that guidance. As a result, the Company was required to separately account for the stock options as a derivative instrument liability recorded at fair value and marked-to-market each period with the changes in the fair value each period charged or credited to income. In Canada, non-employee options exercisable in a currency other than the functional currency of the Company do not meet the criteria for liability accounting.

Compensation costs are charged to the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss).

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates by tax jurisdiction at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We evaluate all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. There is a risk that management estimates for operating results could vary significantly from actual results, which could materially affect the valuation of the future income tax asset. Although the Company has tax loss carry-forwards and other future income tax assets, management has determined certain of these future tax assets do not meet the more likely than not criteria, and accordingly, these future income tax asset amounts have been partially offset by a valuation allowance as disclosed in Note 12 of the consolidated financial statements.

If management’s estimates of the cash flows or operating results do not materialize due to errors in estimates or unforeseen changes to the economic conditions affecting the Company, it could result in an impairment adjustment in future periods up to the carrying value of the future income tax balance of $2,807,730. A 10% change in revenue estimates without a corresponding reduction in overhead costs, gross margins or operating costs could materially change the valuation of the future income tax assets. The majority of the income tax asset commences expiration at February 28, 2026.

Changes in Accounting Policies including Initial Adoption

Change in Reporting Currency

Effective for the year ended February 28, 2009, the Company changed its reporting currency from U.S. dollars to Canadian dollars. The Company believes that financial statements presented in Canadian dollars delivers more meaningful and relevant financial information to the shareholders as the majority of the Company’s transactions are denominated in Canadian dollars.

In accordance with Emerging Issue Committee Abstract 130, Translation Method When the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency, the financial statements for all years presented are translated into the reporting currency using the current rate method. Under this method, the income statement and the cash flow statement items for each year are translated into the reporting currency using the rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of that year. All resulting exchange differences are reported as a separate component of other comprehensive income, which is included as part of shareholders’ equity. Results in the consolidated statements of loss and comprehensive loss of prior fiscal years were translated using the weighted average exchange rate in effect for the applicable periods, and the results of prior fiscal year consolidated balance sheets were translated using applicable period end exchange rate. The effect of the change in reporting currency substantially eliminated the translation currency adjustment created upon the conversion to a U.S. dollar reporting currency.

Disclosure of Outstanding Share Data

At February 28, 2011 the Company had 3,579,249 issued and outstanding common shares.

There were also 969,000 issued and outstanding stock options, of which 755,775 were vested, and 363,400 outstanding warrants.